 UNITED STATES
Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)*

Under the Securities Exchange Act of 1934

SPAR Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

784933103
(CUSIP Number)

Robert G. Brown

333 Westchester Avenue, South Building, Suite 203

White Plains, NY 10604

(914) 332-4100
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 14, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box o.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784933103	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Robert G. Brown, individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,926,018
	8	SHARED VOTING POWER 3,230,900*
	9	SOLE DISPOSITIVE POWER 2,926,018
	10	SHARED DISPOSITIVE POWER 3,230,900*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,156,918*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%*
14	TYPE OF REPORTING PERSON IN

*	Includes 1,109,625 shares of Common Stock of SPAR Group, Inc. (the “Company”) held in the SP/R, Inc. Defined Benefit Pension Trust (the “Trust”) maintained for the benefit of the SP/R, Inc. Defined Benefit Pension Plan (the “Plan”), the participants of which are current and former employees of SP/R, Inc. Mr. Brown is a former employee of SP/R, Inc. and is a participant in the Plan. Mr. Brown is not a trustee of the Trust and disclaims beneficial ownership of the shares of Common Stock held in the Trust. This amount also includes 2,000,000 shares of Common Stock of the Company held by Innovative Global Technologies, LLC (the “LLC”), of which Mr. Brown is the sole member and manager.

CUSIP No. 784933103	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON SP/R, Inc. Defined Benefit Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,109,625
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,109,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,156,918*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%*
14	TYPE OF REPORTING PERSON OO

*	Includes 3,047,293 shares of Common Stock of the Company beneficially owned by Mr. Brown and 2,000,000 shares of Common Stock of the Company owned by the LLC.

CUSIP No. 784933103	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Innovative Global Technologies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,156,918*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%*
14	TYPE OF REPORTING PERSON OO

*	Includes 3,047,293 shares of Common Stock of the Company beneficially owned by Mr. Brown and 1,109,625 shares of Common Stock of the Company held in the Trust.

CUSIP No. 784933103	Page 5 of 7 Pages

SCHEDULE 13D/A

Item 1.	Security and Issuer

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the information set forth in the Schedule 13D originally filed by Mr. Brown with the Securities and Exchange Commission (“SEC”) on July 19, 1999 (the “Original Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of SPAR Group, Inc., a Delaware corporation (the “Company” or “SGRP”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 1, 2018 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 6, 2018 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 19, 2018 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 25, 2019 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed with the SEC on August 19, 2019 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed with the SEC on September 13, 2019 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed with the SEC on December 26, 2019 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed with the SEC on February 11, 2020 (“Amendment No. 8”) and Amendment No. 9 to the Original Schedule 13 D filed with the SEC on March 2, 2020 (“Amendment No. 9”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, is hereinafter referred to as the “Schedule 13D.” The address of the principal executive offices of the Company is 333 Westchester Avenue, South Building, Suite 204, White Plains, New York 10604.

This Amendment is being filed jointly by Mr. Robert G. Brown, the SP/R, Inc. Defined Benefit Pension Trust (the “Trust”) and Innovative Global Technologies, LLC (the “LLC”), collectively referred to as the “Reporting Persons,” to amend the information disclosed in the Schedule 13D as set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own, in the aggregate, 6,156,918 shares of the Common Stock of the Company, which represents approximately 29.0% of the outstanding Common Stock of the Company. The percentages in this Amendment are calculated based upon 21,256,266 outstanding shares of Common Stock as of April 16, 2021, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2021.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons, alone or in conjunction with other stockholders, have determined from time to time, to engage with the Company’s Board of Directors (the “Board”) and to take actions in their capacity as significant stockholders to strengthen the Company’s corporate governance. Under the Company’s Amended and Restated By-Laws (the “By-Laws”), stockholders have the right to call special meetings of stockholders, to take action by written consent in lieu of a meeting and to propose business to be presented for a vote at the annual meeting of stockholders. SEC rules also permit stockholders to include proposals in a registrant’s annual meeting proxy statement when certain requirements enumerated in such rules are met. Previous actions taken by the Reporting Persons are described in Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, including certain actions in concert with William H. Bartels (the “Group”).

CUSIP No. 784933103	Page 6 of 7 Pages

The Reporting Persons have decided to disband the Group with Mr. Bartels because they are pleased with the current direction of the Company due to certain recent governance changes. Furthermore, the Reporting Persons have no intention to act together with any other person who is not a Reporting Person for any other purpose, including acquiring, holding or disposing of Common Stock. Accordingly, it is the belief of the Reporting Persons that the Reporting Persons are not a member of any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act, as amended, with Mr. Bartels or any other person that is not a Reporting Person. The Reporting Persons may also acquire or dispose of Company securities in the ordinary course.] [NTD: Standard disbandment of group disclosure; Mr. Brown to confirm.]

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(c)	No transactions in the Common Stock of the Company have been effected by the Reporting Persons in the past 60 days.

CUSIP No. 784933103	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: May 14, 2021

/s/ Robert G. Brown
Robert G. Brown

/s/ Rory W. Brown
Rory W. Brown, Trustee of the SP/R, Inc. Defined Benefit Pension Trust

/s/ Robert G. Brown
Robert G. Brown, Manager of Innovative Global Technologies, LLC